EXHIBIT 99.3

39	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S REPORT
The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company’s management and have been approved by its Board of Directors.
     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts, which are based on best estimates and judgment. Financial information provided elsewhere in the Annual Report is consistent with that shown in the consolidated financial statements.
     Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company’s accounting systems, policies and internal controls and procedures for financial reporting, and presents its findings to senior management and informs the Audit Committee of its conclusions arising from this evaluation.
     External and internal auditors have free and independent access to the Audit Committee, which is comprised of four independent members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.
     The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.

JOHN W. WEAVER	PIERRE ROUGEAU
PRESIDENT AND CHIEF EXECUTIVE OFFICER	SENIOR VICE-PRESIDENT, CORPORATE DEVELOPMENT
AND CHIEF FINANCIAL OFFICER
FEBRUARY 28, 2006
MONTRÉAL, QUÉBEC, CANADA
AUDITORS’ REPORT
To the Shareholders of Abitibi-Consolidated Inc.
We have audited the consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
FEBRUARY 3, 2006
MONTRÉAL, QUÉBEC, CANADA

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	40
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	2005	2004	2003
	$	$	$
Sales	5,342	5,299	4,980

Cost of products sold, excluding amortization	3,875	3,777	3,809
Distribution costs	591	592	555
Countervailing and anti-dumping duties (note 3)	67	50	77
Selling, general and administrative expenses	169	169	169
Mill closure and other elements (note 5)	37	32	67
Amortization of plant and equipment (note 4 and note 14)	863	919	641
Amortization of intangible assets (note 15)	16	16	16
Goodwill impairment	—	—	21

Operating loss from continuing operations	(276)	(256)	(375)
Financial expenses (note 6)	412	375	376
Gain on translation of foreign currencies	(101)	(317)	(739)
Other expenses (income) (note 7)	10	(16)	8

Loss from continuing operations before the following items	(597)	(298)	(20)
Income tax recovery (note 9)	(271)	(176)	(161)
Share of earnings from investments subject to significant influence	2	6	—
Non-controlling interests	(29)	(10)	11

Earnings (loss) from continuing operations	(353)	(126)	152
Earnings from discontinued operations (note 8)	3	90	23

Net earnings (loss)	(350)	(36)	175

Per common share (basic and diluted) (note 22)
Earnings (loss) from continuing operations	(0.81)	(0.29)	0.35
Net earnings (loss)	(0.80)	(0.08)	0.40

Weighted average number of common shares outstanding (in millions)	440	440	440
Common shares outstanding, end of year (in millions)	440	440	440

CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

	2005	2004	2003
	$	$	$
Deficit, beginning of year	(481)	(401)	(499)
Net earnings (loss)	(350)	(36)	175
Dividends declared	(44)	(44)	(77)

Deficit, end of year	(875)	(481)	(401)

See accompanying Notes to consolidated financial statements.

41	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

	2005	2004	2003
	$	$	$
Continuing operating activities
Earnings (loss) from continuing operations	(353)	(126)	152
Amortization	879	935	657
Goodwill impairment	—	—	21
Future income taxes (note 9)	(194)	(182)	(160)
Gain on translation of foreign currency long-term debt	(154)	(356)	(824)
Employee future benefits, excess of funding over expense	(65)	(116)	(34)
Long-term portion of countervailing and anti-dumping duties receivable (note 3)	—	(44)	—
Non-cash mill closure elements	19	28	—
Gain on disposal of asset (note 5 and note 7)	(58)	—	(5)
Gain on disposal of investment (note 7)	(2)	(25)	—
Share of earnings from investments subject to significant influence	(2)	(6)	—
Non-controlling interests	29	10	(11)
Other non-cash items	32	25	30

	131	143	(174)
Changes in non-cash operating working capital components (note 10)	33	(146)	193

Cash flows from (used in) continuing operating activities	164	(3)	19

Financing activities of continuing operations
Increase in long-term debt	1,172	1,004	1,466
Repayment of long-term debt (note 19)	(1,881)	(766)	(1,231)
Financing fees	(14)	(9)	(9)
Cash contributions by non-controlling interests	—	3	32
Dividends paid to shareholders	(44)	(55)	(110)
Dividends and cash distributions paid to non-controlling interests	(31)	(16)	(5)
Net proceeds on issuance of shares (note 21)	1	—	2

Cash flows from (used in) financing activities of continuing operations	(797)	161	145

Investing activities of continuing operations
Additions to property, plant and equipment	(177)	(256)	(229)
Business acquisitions, net of cash and cash equivalents (note 2)	(13)	8	—
Acquisition of non-controlling interests (note 2)	—	(7)	—
Net proceeds on disposal of discontinued operations (note 2)	693	112	—
Net proceeds on disposal of investment (note 7)	2	57	—
Net proceeds on disposal of property, plant and equipment and other assets	64	4	7
Investments	—	(4)	(31)
Other	(3)	—	(22)

Cash flows from (used in) investing activities of continuing operations	566	(86)	(275)

Cash generated by (used in) continuing operations	(67)	72	(111)
Cash generated by discontinued operations (note 8)	3	15	39

Increase (decrease) in cash and cash equivalents	(64)	87	(72)
Foreign currency translation adjustment on cash	(4)	(5)	(21)
Cash and cash equivalents, beginning of year	135	53	146

Cash and cash equivalents, end of year	67	135	53

Cash and cash equivalents, end of year, related to:
Continuing operations	67	115	25
Discontinued operations	—	20	28

	67	135	53

See accompanying Notes to consolidated financial statements.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	42
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

	2005	2004
	$	$
ASSETS
Current assets
Cash and cash equivalents (NOTE 11)	67	115
Accounts receivable	436	380
Inventories (NOTE 12)	652	675
Prepaid expenses	52	58
Current assets of discontinued operations (NOTE 2)	—	174

	1,207	1,402

Property, plant and equipment (NOTE 14)	4,260	5,005
Intangible assets (NOTE 15)	473	468
Employee future benefits (NOTE 20)	248	176
Future income taxes (NOTE 9)	414	389
Other assets (NOTE 17)	146	145
Goodwill (NOTE 16)	1,296	1,296
Non-current assets of discontinued operations (NOTE 2)	—	906

	8,044	9,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (NOTE 18)	933	882
Long-term debt due within one year (NOTE 19)	18	491
Current liabilities related to discontinued operations (NOTE 2)	—	181

	951	1,554

Long-term debt (NOTE 19)	3,744	4,121
Employee future benefits (NOTE 20)	154	150
Future income taxes (NOTE 9)	716	853
Non-controlling interests	78	83
Non-current liabilities related to discontinued operations (NOTE 2)	—	300

Shareholders’ equity
Capital stock (NOTE 21)	3,518	3,517
Contributed surplus (NOTE 23)	34	26
Deficit	(875)	(481)
Foreign currency translation adjustment (NOTE 24)	(276)	(336)

	2,401	2,726

	8,044	9,787

Commitments and contingencies (NOTE 26)
See accompanying Notes to consolidated financial statements.
Approved by the Board

JOHN W. WEAVER	GARY J. LUKASSEN
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHAIRMAN OF THE AUDIT COMMITTEE

43	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
CONSOLIDATED BUSINESS SEGMENTS
YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

		Amortization	Operating		Additions	Sales
		and	profit		to capital	volume
	Sales	impairment[1]	(loss)[1]	Assets	assets	(unaudited)
	$	$	$	$	$
2005
Newsprint	2,892	531	(228)	4,490	70	3,972	[a]
Commercial printing papers [2]	1,552	297	(89)	2,701	69	1,782	[a]
Wood products [3]	898	51	41	853	38	1,965	[b]

Continuing operations	5,342	879	(276)	8,044	177

2004
Newsprint	2,795	702	(362)	5,011	96	3,971	[a]
Commercial printing papers [2]	1,479	177	(52)	2,901	141	1,738	[a]
Wood products [3]	1,025	56	158	795	19	2,169	[b]

Continuing operations	5,299	935	(256)	8,707	256

2003
Newsprint	2,761	423	(232)		72	4,061	[a]
Commercial printing papers [2]	1,487	176	(57)		128	1,727	[a]
Wood products [3]	732	79	(86)		29	1,930	[b]

Continuing operations	4,980	678	(375)		229

1     Specific items affecting:

	Amortization	Operating
	and impairment	expenses
	$	$
2005
Newsprint	247	98
Commercial printing papers [2]	124	(53)
Wood products	—	1

	371	46

2004
Newsprint	364	25
Commercial printing papers [2]	—	14
Wood products	—	(32)

	364	7

2003
Newsprint	67	50
Commercial printing papers [2]	—	17
Wood products	21	—

	88	67

For the year ended December 31, 2005, operating loss for the “Newsprint” segment includes $89 million of mill closure and other elements, asset write downs of $247 million and $9 million of early retirement program and labour force reductions (2004 – $25 million of mill closure and other elements and $364 million of asset write downs, 2003 – $50 million of mill closure and other elements and $67 million of asset write downs).

For the year ended December 31, 2005, operating loss for the “Commercial printing papers” segment includes a gain on sale of timberlands of $53 million and asset write downs of $124 million (2004 – $7 million of mill closure and other elements and $7 million of start-up costs, 2003 – $17 million of mill closure and other elements).

For the year ended December 31, 2005, operating profit (loss) for the “Wood products” segment includes $1 million of mill closure and other elements (2004 – $32 million of countervailing and anti-dumping credit, 2003 – $21 million of goodwill impairment charge).

2	Previously reported as “Value-added groundwood papers”.

3	Wood products sales are presented net of inter-segment sales of $172 million in 2005 (2004-$177 million, 2003-$189 million).

a	In thousands of tonnes

b	In millions of board feet
See accompanying Notes to consolidated financial statements.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	44
CONSOLIDATED GEOGRAPHIC SEGMENTS
YEARS ENDED DECEMBER 31
Sales, capital assets1 and goodwill by geographic manufacturing location are as follows:
IN MILLIONS OF CANADIAN DOLLARS

		Capital
		assets and
	Sales	goodwill
	$	$
2005
Canada	4,417	4,587
United States	741	1,192
Other countries	184	250

Continuing operations	5,342	6,029

2004
Canada	4,453	5,046
United States	663	1,439
Other countries	183	284

Continuing operations	5,299	6,769

2003
Canada	4,094
United States	687
Other countries	199

Continuing operations	4,980

Sales by final destination are as follows:
IN MILLIONS OF CANADIAN DOLLARS

	2005	2004	2003
	$	$	$
Canada	710	817	732
United States	3,547	3,508	3,299
Other countries	1,085	974	949

Continuing operations	5,342	5,299	4,980

1	Capital assets include property, plant and equipment and intangible assets.
See accompanying Notes to consolidated financial statements.

45	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements of Abitibi-Consolidated Inc. (the “Company”) are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement and disclosure differences are described in note 28 “Differences between Canadian and United States generally accepted accounting principles”.
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries, as well as its joint ventures. The Company’s interests in joint ventures are accounted for using the proportionate consolidation method. The investments in entities subject to significant influence are accounted for using the equity method.
BUSINESS OF THE COMPANY
The Company operates an integrated business in forest products. Operations are located in Canada, the United States and the United Kingdom. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitute the “Wood products” segment. Chips are used in the production of newsprint, commercial printing papers and market pulp. The remaining fibre requirements for the production of newsprint and commercial printing papers is obtained mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the “Newsprint” segment. As newsprint is used to print newspapers and advertising flyers, demand is determined by circulation and advertising. The manufacturing and selling of commercial printing papers and a small volume of market pulp constitute the “Commercial printing papers” segment. In 2005, the Company changed the name of its Value-added groundwood papers segment to Commercial printing papers to better reflect this business segment in which the Company operates. Commercial printing papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines, catalogues, envelopes, instruction manuals and financial printing.
     Most of the Company’s products are marketed globally with a significant concentration in the United States. The Company does not have any customer for which sales exceed 10% of total sales.
     The accounting policies used in each of these business segments are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method. Inter-segment transfers of wood chips and old papers are recorded at the exchange value, which is the amount agreed to by the parties.
     The business segments are managed separately because each segment requires different technology and marketing strategies. Business segments operating profits take into account sales, cost of products sold, distribution costs, countervailing and anti-dumping duties, selling, general and administrative expenses, mill closure and other elements, amortization of plant and equipment and intangible assets, and goodwill impairment for each business segment. Financial expenses, loss or gain on translation of foreign currencies, other expenses and income, as well as income tax expense or recovery are not allocated to specific business segments.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, impairment of long-lived assets and goodwill, employee future benefits, income taxes, countervailing and anti-dumping duties receivable, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE
The Company’s revenues are essentially derived from sales of goods. Such revenues are recognized when persuasive evidence of an arrangement exists, the goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed or determinable and collection is reasonably assured. Sales are reported net of allowances and rebates.
TRANSLATION OF FOREIGN CURRENCIES
SELF-SUSTAINING FOREIGN OPERATIONS
Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders’ equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.
TRANSLATION OF OTHER FOREIGN CURRENCY TRANSACTIONS
Monetary items denominated in foreign currency such as foreign currency debt are translated in the measurement currency at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.
     Realized gains and losses on options and forward exchange contracts designated as hedges of anticipated revenues are recognized in earnings when such revenue is earned.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, demand deposits and bankers’ acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.
ACCOUNTS RECEIVABLE
Accounts receivable are recorded at cost, net of a provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds received from the sale and the fair value of the retained interest in such receivables on the date of the transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period in which they are incurred.
     As at December 31, 2005, accounts receivable recorded on the balance sheet are net of an allowance for doubtful accounts of $4 million (2004 – $4 million).
INVENTORIES
Wood products, newsprint and commercial printing papers inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.
     Logs, chips, other raw materials as well as production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.
INVESTMENTS
Investments in entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

47	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION
Property, plant and equipment are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets.
     Amortization is provided principally using the straight-line method, at rates which amortize the assets’ cost over the useful lives as follows:

Years
Buildings, pulp and paper mill production equipment	20 - 25
Sawmill production equipment	10 - 12
Woodlands, roads, timberlands, camps and equipment	10 - 20
Hydroelectric power plants	40

Additions to plant and equipment are amortized from the date of operation. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.
INTANGIBLE ASSETS AND AMORTIZATION
Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the useful lives of the intangible assets.

Years
Water rights	40
Cutting rights	25 - 33

IMPAIRMENT OF LONG-LIVED ASSETS
Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition.
OTHER ASSETS
Other assets are reported at cost. Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.
GOODWILL
Goodwill is subject to an impairment test performed during the fourth quarter of each year. The test will be performed more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the net carrying amount of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.
ENVIRONMENTAL COSTS
The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can reasonably be estimated.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ASSET RETIREMENT OBLIGATIONS
Asset retirement obligations are recognized in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The obligation is initially measured at fair value and subsequently adjusted for the passage of time, using a credit adjusted risk-free interest rate, and any changes in the underlying cash flows. Costs are to be capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life.
EMPLOYEE FUTURE BENEFITS
PENSION BENEFIT PLANS
The Company accrues the cost of defined benefit plans as calculated by independent actuaries based on assumptions determined by the Company. The determination of the net periodic benefit cost includes:
–	the cost of pension benefits provided in exchange of employees’ services rendered during the year;

–	the interest cost of pension obligations;

–	the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;

–	gains or losses on settlements, curtailments and special early retirement;

–	the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans (approximately 11 years); and

–	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.
The pension plan obligations are determined in accordance with the projected benefit method prorated on services.
OTHER BENEFIT PLANS
The Company accrues the cost of post-retirement benefits other than pensions as calculated by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.
INCOME TAXES
Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and carry forward items.
     Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.
     Tax credits relating to research and development are recognized in earnings as a reduction of the related expenses, which are part of cost of goods sold, when the Company has made the qualifying expenditures and there is a reasonable assurance that the credits will be realized.
STOCK-BASED COMPENSATION PLANS
The Company has stock-based compensation plans, which are described in note 23. The Company records, as a charge to earnings, the fair value of stock options at the grant date. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to “Capital stock”. Stock-based compensation expense, related to stock option plans, is recognized using the straight-line method over the vesting period. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.
     All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned or over the vesting period, if any.

49	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
DERIVATIVE INSTRUMENTS
The Company utilizes derivative instruments in the management of its foreign currency and interest rate exposures. The Company uses hedging instruments to hedge changes in fair value or cash flows for items with identified exposures. The Company also assesses, both at the hedge’s inception and on an ongoing basis, the effectiveness of hedging instruments. The Company uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.
     Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the items being hedged.
     The Company hedges its foreign exchange exposure on anticipated cash inflows in US dollars and Euros through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated hedge is exercised and are included in “Sales”.
     The Company hedges its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to “Financial expenses”.
CHANGES IN ACCOUNTING POLICIES
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
Effective January 1, 2005, the Company adopted Accounting Guideline (“AcG”) AcG-15 of the Canadian Institute of Chartered Accountants Handbook (the “Handbook”), Consolidation of Variable Interest Entities. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline had no impact on the Company’s consolidated financial statements.
ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
In January 2005, the Canadian Institute of Chartered Accountants published the following three new sections of the Handbook: Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges and Section 1530, Comprehensive Income. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are harmonized with standards issued by the Financial Accounting Standards Board (“FASB”). While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under note 28 D) 1 and 2 and E) of these financial statements are expected. These new recommendations must be adopted by the Company at the latest for the fiscal year beginning on January 1, 2007.
COMPARATIVE FIGURES
Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the present year presentation.
2. ACQUISITIONS AND DIVESTITURE
2005
DIVESTITURE
On November 17, 2005, the Company completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (“PanAsia”) to Norske Skogindustrier ASA of Norway for a cash consideration of $712 million (US$600 million), less $11 million of post-closing transaction costs, plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. The Company recorded a gain of $3 million (loss of $10 million net of income taxes) related to this transaction. The $10 million loss is included in “Earnings from discontinued operations” in the consolidated statements of earnings.
ACQUISITION
In 2005, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc. The sawmill is located in Saint-Raymond de Portneuf, Québec. The results of the acquired business have been included in the consolidated financial statements since January 1, 2005.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
2. ACQUISITIONS AND DIVESTITURE (CONTINUED)
2004
ACQUISITION OF NON-CONTROLLING INTERESTS
On June 2, 2004, the Company exercised its option, at the predetermined amount of $7 million (US$5 million), to acquire the other joint venture partner’s 50% non-controlling interest in Alabama River Newsprint Company (“Alabama”) and Alabama River Recycling Company (“Alabama Recycling”). As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004. The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.
BUSINESS ACQUISITIONS
On May 17, 2004, the Company acquired the assets of Coopérative Forestière Laterrière for a cash consideration of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of the acquired business have been included in the consolidated financial statements since the effective date of the acquisition.
     On July 1, 2004, the Company acquired, for a cash consideration of $14 million (US$10.5 million), an additional 2.5% interest in Augusta Newsprint Company (“Augusta”), a company operating a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company’s interest rose from 50% to 52.5% and control was obtained. Effective as at the date of acquisition and in accordance with Section 1590 of the Handbook, the Company’s consolidated financial statements include all the accounts of Augusta, which is no longer included on a proportionate consolidation basis. The effect of this business transaction has been reflected in the consolidated financial statements since the effective date of the acquisition.
     These acquisitions were accounted for using the purchase method of accounting, whereby the total cost of the acquisitions has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.
The fair value of net assets acquired, net liabilities assumed or carrying value of net assets sold were as follows:

	2005		2004
	Net assets	Net assets	Net liabilities
	sold	acquired	assumed
	$	$	$
Net assets acquired, net liabilities assumed or net assets sold
Current assets, excluding cash and cash equivalents	174	8	21
Property, plant and equipment	814	5	78
Intangible assets	5	21	—
Other non-current assets	4	—	1
Goodwill	75	—	4
Current liabilities	(81)	(1)	(11)
Long-term debt	(346)	(1)	(37)
Employee future benefits	—	—	(9)
Future income tax liabilities	(46)	(8)	—
Non-controlling interests	(33)	—	(55)
Foreign currency translation adjustment	120	—	—

Fair value of net assets acquired or net liabilities assumed or carrying value of net assets sold	686	24	(8)

Consideration paid (received)
Cash (net of cash and cash equivalents)	(689)	13	(8)
Transaction costs payable	(4)	—	—
Carrying amount of investment in Gestofor Inc.	—	11	—

	(693)	24	(8)

51	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
3. COUNTERVAILING AND ANTI-DUMPING DUTIES
In 2005, the Company revised its estimated amount receivable by applying the estimated revised rates published on December 20, 2004, for the first administrative reviews and the estimated revised rates published on December 12, 2005, for the second administrative reviews to their respective covered periods. As a result, the estimated recoverable cost reduction is US$52 million, an amount similar to that already recorded in the Company’s books. Also, the Company classified the total amount receivable in long-term assets under “Other assets” due to the uncertainty of receiving any amount within the next 12 months because of the various appeal possibilities.
     On December 20, 2004, following the completion of the first administrative reviews, the industry-based countervailing and Abitibi-Consolidated specific anti-dumping deposit rates were lowered. As a result of these first administrative reviews in the fourth quarter of 2004, the Company recorded against its countervailing and anti-dumping duties an amount receivable of $62 million (US$52 million). Of this $62 million receivable, $44 million was related to the second and third administrative reviews, which were ongoing, and was presented as a long-term receivable in “Other assets” in the consolidated balance sheet of 2004.
4. IMPAIRMENT OF LONG-LIVED ASSETS
2005
In 2005, the Company recorded asset write downs of $203 million ($138 million net of income taxes), mainly due to the permanent closure of its Stephenville, Newfoundland and Kenora, Ontario newsprint mills. The book value of the property, plant and equipment has been written down to its fair value, which represents the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with the disposal of similar assets. The Company also recognized an impairment charge of $125 million ($77 million net of income taxes) related to the property, plant and equipment of the Lufkin, Texas paper mill as some of its long-lived assets are no longer recoverable and exceed their fair value. Furthermore, following the sale of timberlands in the Thunder Bay area, in Ontario, the Company assessed its Fort William, Ontario paper mill to fair value and recognized an impairment charge of $43 million ($29 million net of income taxes). Of the $371 million of write downs and impairment charges, $247 million is included in the “Newsprint” segment and $124 million is included in the “Commercial printing papers” segment. The revenues that used to be generated from closed assets are now generated by the other mills of the Company.
2004
During the fourth quarter of 2004, the Company recognized asset write downs of $364 million ($235 million net of income taxes) related to the property, plant and equipment located in Sheldon, Texas, and Port-Alfred, Québec, as these long-lived assets were no longer recoverable and exceeded their fair value. The Company subsequently announced, on January 26, 2005, the permanent shutdown of the Sheldon and Port-Alfred paper mills, due to excess paper production capacity in the general business, and high production costs. The book value of the property, plant and equipment was written down to its fair value, representing the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with disposal value of similar assets. Those assets are included in the “Newsprint” segment. The revenues that used to be generated from closed assets are now generated by the other mills of the Company.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
5. MILL CLOSURE AND OTHER ELEMENTS
2005
With respect to the permanent closure of the Kenora and Stephenville paper mills, as well as the Champneuf, Québec sawmill, and the eventual closure of one paper machine at Bridgewater, United Kingdom, announced in December 2005, the Company recorded a charge of $90 million ($62 million net of income taxes) in 2005. Of those mill closure and other elements, $89 million is included in the “Newsprint” segment, and $1 million is included in the “Wood products” segment. During the fourth quarter, the Company also recorded a gain on the sale of timberlands in the Thunder Bay area for an amount of $53 million ($48 million net of income taxes). This gain is included in the “Commercial printing papers” segment.
2004
With respect to the permanent closure of its Sheldon and Port-Alfred paper mills, the Company recorded a charge of $28 million ($18 million net of income taxes) for inventory obsolescence, and asset retirement obligations related to environmental matters.
     During the year 2004, $12 million of additional costs ($7 million net of income taxes) resulting from the 2003 idling of the Lufkin and Port-Alfred mills were recorded.
     During the year 2004, following the 2002 indefinite idling of the Sheldon mill, the Company sold some air emission credits. The resulting gain on disposal amounted to $8 million and is included in “Mill closure and other elements”.
     The mill closure and other elements included in the “Newsprint” segment and in the “Commercial printing papers” segment were $25 million and $7 million, respectively.
2003
In December 2003, the Company announced the indefinite idling of its Lufkin and Port-Alfred paper mills. The indefinite idling resulted in a charge of $67 million ($44 million net of income taxes) mainly related to severance costs, other labour-related costs and other costs resulting from the idling of these mills. The decision to indefinitely idle these two mills was based on excess paper production capacity in the general business, and high production costs. The mill closure and other elements included in the “Newsprint” segment and in the “Commercial printing papers” segment were $50 million and $17 million, respectively.
The following table provides the components of the mill closure and other elements for the years ended December 31:

	2005	2004	2003
	$	$	$
Severance and other labour-related costs	32	3	64
Defined benefit pension and other benefits cost	12	—	—
Inventory obsolescence	18	17	—
Asset retirement obligations related to environmental matters	12	11	—
Gain on sale of timberlands	(53)	—	—
Gain on sale of air emission credits	—	(8)	—
Contractual obligations	10	—	—
Costs incurred for idling and other	6	9	3

	37	32	67

53	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, inventory obsolescence, asset retirement obligations and other gains), for the years ended December 31:

	2005	2004	2003
	$	$	$
Mill closure elements provision, beginning of year	17	62	15
Mill closure elements incurred during the year	49	12	67
Payments	(28)	(57)	(20)

Mill closure elements provision, end of year	38	17	62

The Company expects to pay most of the balance of the provision for mill closure elements before the end of 2006.
6. FINANCIAL EXPENSES

	2005	2004	2003
	$	$	$
Interest on long-term debt	376	363	370
Amortization of deferred financing fees	11	8	6
Premium on early retirement of debt and other elements related to early debt retirement	32	—	—
Interest income	(17)	(3)	(7)
Other	10	7	7

	412	375	376

During 2005, due to early long-term debt retirements, the Company recorded a write off of $3 million for unamortized deferred financing fees. There were no such amounts in 2004 and 2003.
     Net payment of interest on long-term debt in 2005 amounted to $376 million (2004 — $359 million, 2003 — $374 million).
7. OTHER EXPENSES (INCOME)

	2005	2004	2003
	$	$	$
Discount on sale of accounts receivable (NOTE 25 C)	17	7	8
Gain on disposal of investment	(2)	(25)	—
Gain on disposal of other assets	—	—	(2)
Other	(5)	2	2

	10	(16)	8

On May 19, 2004, the Company sold its 21% interest in Voyageur Panel Limited for gross proceeds of $57 million. The Company recorded a gain of $25 million, before income taxes, related to this transaction. In 2005, the Company received a purchase price adjustment of $2 million related to this transaction.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
8. DISCONTINUED OPERATIONS
As mentioned in note 2, on November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Accordingly, the information pertaining to PanAsia is no longer included on a proportionate consolidation basis, but presented as discontinued operations in the Company’s consolidated financial statements. Comparative figures were reclassified to exclude PanAsia’s results from the Company’s continuing operations.
     On February 27, 2004, the Company sold the remaining 25% interest in SFK GP for gross proceeds of $118 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of deferred gain related to this investment and $6 million of transaction costs.

Condensed earnings from discontinued operations are as follows:

	2005	2004	2003
	$	$	$
Sales	430	502	470

Operating profit	33	37	49
Financial expenses	13	13	13
Gain (loss) on disposal of business, net of income taxes of $13 million (2004 — expense of $15 million, 2003 — recovery of $1 million)	(10)	75	(3)
Earnings from discontinued operations	3	90	23

Earnings per common share from discontinued operations	0.01	0.21	0.05

Condensed cash flows from discontinued operations are as follows:

	2005	2004	2003
	$	$	$
Cash flows from operating activities	36	69	42
Cash flows from financing activities	33	78	34
Cash flows used in investing activities	(66)	(132)	(37)

Cash flows generated by discontinued operations	3	15	39

Condensed business segments from discontinued operations are as follows:

	2005	2004	2003
	$	$	$
Newsprint
Sales	354	410	393
Amortization	40	40	41
Operating profit	26	30	42
Additions to capital assets	64	128	34

Commercial printing papers
Sales	76	92	77
Amortization	6	7	5
Operating profit	7	7	7
Additions to capital assets	1	2	3

55	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
9. INCOME TAXES
A) RECONCILIATION OF INCOME TAXES
The following table provides a reconciliation of income taxes, computed at the combined statutory rate, to income tax recovery presented on the consolidated statements of earnings:

	2005	2004	2003
	$	$	$
Income tax recovery based on combined basic Canadian federal and provincial tax rates	(189)	(97)	(7)
Manufacturing and processing allowances	3	(7)	—
Difference in tax rates for foreign subsidiaries	(6)	(8)	(17)
Charge from change in tax rates	38	—	10
Non-taxable portion of foreign exchange gain	(30)	(45)	(88)
Canadian large corporations tax	6	7	8
Re-evaluation of current and future income tax assets and liabilities	(29)	(17)	(72)
Tax exempt items	(50)	12	13
Non-taxable portion of gain on disposal of capital assets	(11)	—	—
Other	(3)	(21)	(8)

Income tax recovery	(271)	(176)	(161)

Effective income tax rate	(45%)	(59%)	(792%)

Significant components of the income tax recovery are as follows:

	2005	2004	2003
	$	$	$
Current income tax expense (recovery)	(77)	6	(1)
Future income tax expense (recovery) relating to origination and reversal of timing differences	(198)	(117)	67
Future income tax recovery relating to operating loss carry forwards	(34)	(65)	(237)
Future income tax charge resulting from rate changes	38	—	10

Income tax recovery	(271)	(176)	(161)

B) COMPONENTS OF FUTURE INCOME TAX ASSETS AND LIABILITIES
The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

	2005	2004
	$	$
Future income tax assets
Loss carry forwards	870	852

	870	852

Future income tax liabilities
Property, plant and equipment and intangible assets	(972)	(1,154)
Other	(200)	(162)

	(1,172)	(1,316)

	(302)	(464)

Classified in the consolidated balance sheets as
Net non-current future income tax assets	414	389
Net non-current future income tax liabilities	(716)	(853)

	(302)	(464)

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
9. INCOME TAXES (CONTINUED)
C) LOSS CARRY FORWARDS
CANADA AND PROVINCIAL TAX JURISDICTIONS
At December 31, 2005 and 2004, the Company had Canadian and provincial (other than Québec) net operating loss carry forwards of $1,011 million and $960 million, respectively, and Québec net operating loss carry forwards of $1,278 million and $1,320 million, respectively. These loss carry forwards expire at various dates between 2007 and 2015. In addition, $83 million of Canadian research and development tax credit carry forwards expiring between 2011 and 2015 were available to reduce future income taxes.
UNITED STATES FEDERAL AND STATE TAX JURISDICTIONS
At December 31, 2005 and 2004, the Company had United States federal and state net operating loss carry forwards of $1,301 million (US$1,119 million) and $1,315 million (US$1,092 million), respectively. These loss carry forwards expire at various dates between 2007 and 2025.
OTHER TAX JURISDICTIONS
At December 31, 2005 and 2004, the Company had other tax jurisdictions net operating loss carry forwards totalling $67 million and $41 million, respectively. These loss carry forwards do not have an expiry date.
     The Company believes that it is more likely than not that these deferred tax assets will ultimately be realized.
D) GEOGRAPHIC INFORMATION RELATED TO INCOME TAXES
Earnings (loss) before income taxes arose in the following tax jurisdictions:

	2005	2004	2003
	$	$	$
Domestic	(460)	(27)	209
Foreign	(137)	(271)	(229)

	(597)	(298)	(20)

The income tax expense (recovery) by geographic distribution is as follows:

	2005	2004	2003
	$	$	$
Current income taxes
Domestic	(80)	5	(2)
Foreign	3	1	1

	(77)	6	(1)

Future income taxes
Domestic	(139)	(70)	(44)
Foreign	(55)	(112)	(116)

	(194)	(182)	(160)

Income tax recovery	(271)	(176)	(161)

57	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
E) OTHER DISCLOSURES
In the normal course of business, the Company is subject to audits from taxation authorities. The Canadian tax authorities are auditing years 2001 through 2004 for the Canadian entities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount recorded. The Company believes that taxes recorded on the consolidated balance sheets fairly represent the amount of future tax liability due.
     Net cash receipts for income taxes in 2005 amounted to $40 million (2004 — net payments amounted to $12 million, 2003 — net cash receipts amounted to $28 million).
10. SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003
	$	$	$
Changes in non-cash operating working capital from continuing operations
Accounts receivable	(51)	(87)	196
Inventories	7	35	15
Prepaid expenses	4	(9)	8
Accounts payable and accrued liabilities	73	(85)	(26)

	33	(146)	193

11. CASH AND CASH EQUIVALENTS

	2005	2004
	$	$
Cash	51	53
Cash equivalents	16	62

	67	115

12. INVENTORIES

	2005	2004
	$	$
Newsprint and commercial printing papers	88	143
Wood products	108	98
Logs, chips and other raw materials	239	212
Production and maintenance supplies	217	222

	652	675

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	58
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
13. INVESTMENTS IN JOINT VENTURES
The Company’s consolidated financial position as at December 31, 2005 and 2004 and consolidated results of operations and cash flows for the years ended December 31, 2005, 2004, and 2003 include, on a proportionate consolidation basis, its 51% joint venture interest in Star Lake Hydro Partnership, and its investments in joint venture I-Joist mills in Québec.
     The Company’s consolidated results of operations and cash flows for the six-month period ended June 30, 2004 and for the year ended December 31, 2003 include, on a proportionate consolidation basis, its then 50% owned U.S. joint venture partnership of Augusta (see note 2).
CONDENSED STATEMENTS OF EARNINGS

	2005	2004	2003
	$	$	$
Sales	76	136	169
Operating expenses	70	116	158

Operating profit	6	20	11
Non-operating expenses	3	5	7

Net earnings	3	15	4

CONDENSED STATEMENTS OF CASH FLOWS

	2005	2004	2003
	$	$	$
Cash flows from operating activities	8	20	20
Cash flows used in financing activities	(1)	(7)	(5)
Cash flows used in investing activities	(1)	(37)	(5)

CONDENSED BALANCE SHEETS

	2005	2004
	$	$
Assets
Current assets	20	19
Property, plant and equipment, intangible assets and other non-current assets	41	41

Liabilities
Current liabilities	9	5
Long-term debt (including current portion)	24	25
Other non-current liabilities	1	1

59	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
14. PROPERTY, PLANT AND EQUIPMENT

	2005			2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Buildings, pulp and paper mill production equipment	6,793	3,331	3,462	7,065	2,853	4,212
Sawmill production equipment	625	428	197	607	397	210
Woodlands, roads, timberlands, camps and equipment	327	143	184	320	136	184
Hydroelectric power plants	534	123	411	504	105	399
Construction in progress	6	—	6	—	—	—

	8,285	4,025	4,260	8,496	3,491	5,005

As discussed in note 4, the Company recorded asset write downs for an amount of $203 million mainly due to the permanent closure of its Stephenville and Kenora newsprint mills. Also, the Company recognized an impairment charge of $125 million related to the property, plant and equipment of the Lufkin paper mill. Furthermore, following the sale of timberlands in the Thunder Bay area, the Company assessed its Fort William paper mill to fair value and recognized an impairment charge of $43 million.
     During 2004, the Company recognized asset write downs of $364 million related to the property, plant and equipment located in Sheldon and Port-Alfred. During 2003, the Company recorded a write off of $67 million relating to the permanent closure of two paper machines, one in Sheldon and one in Port-Alfred.
      The related expenses are included in “Amortization of plant and equipment” in the consolidated statements of earnings.
     During 2005, no interest amount (2004 — $4 million, 2003 — $4 million) has been capitalized in connection with capital projects.
     As at December 31, 2005, the net book value of idled and permanently closed facilities amounted to $317 million (2004 — $514 million).
15. INTANGIBLE ASSETS

	2005			2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Water rights	500	72	428	500	58	442
Cutting rights	97	52	45	76	50	26

	597	124	473	576	108	468

Based on the current value of intangible assets subject to amortization, the estimated amortization expense will be $16 million in each year from 2006 through 2010. As acquisitions and dispositions occur in the future, these amounts may vary.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	60
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
16. GOODWILL

	2005			2004
		Commercial			Commercial
	Newsprint	printing papers	Total	Newsprint	printing papers	Total
	$	$	$	$	$	$
Goodwill, beginning of year	857	439	1,296	891	403	1,294
Acquisition (note 2)	—	—	—	4	—	4
Goodwill reallocation	—	—	—	(36)	36	—
Foreign exchange adjustment	—	—	—	(2)	—	(2)

Goodwill, end of year	857	439	1,296	857	439	1,296

In 2004, following the completion of the conversion of the Alma, Quebec, newsprint machine to the Company-developed groundwood paper known as EQUAL OFFSET® , a portion of the goodwill allocated to the “Newsprint” segment was reallocated to the “Commercial printing papers” segment, based on the Alma newsprint machine’s fair value compared to the “Newsprint” segment’s fair value.
17. OTHER ASSETS

	2005	2004
	$	$
Countervailing and anti-dumping duties receivable of US$52 million (2004 — US$37 million)(NOTE 3)	60	44
Investments (note 7)	9	20
Deferred financing fees	46	44
Other	31	37

	146	145

18. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities as at December 31 are as follows:

	2005	2004
	$	$
Trade payable	428	391
Payroll-related liabilities	75	70
Compensated absences accrued	81	84
Accrued interest	78	103
Stumpage fees and silviculture payable	35	21
Freight payable	30	34
Payable on capital projects	21	24
Provision for environment	23	22
Income and other taxes payable	55	57
Provision for mill closure elements (NOTE 5)	38	17
Provision for asset retirement obligations	24	11
Other	45	48

	933	882

61	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
19. LONG-TERM DEBT
A) RECOURSE

	2005	2004
	$	$
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers’ acceptance, prime, U.S. base rate or LIBOR, maturing in 2008	70	—
US$401 million 8.30% notes matured on August 1, 2005	—	483
US$15 million 6.95% notes due December 15, 2006 (2004 — US$300 million)	17	361
US$61 million 7.625% notes due May 15, 2007 (2004 — US$200 million)	71	240
US$200 million 6.95% notes due April 1, 2008 (2004 — US$250 million)	225	286
US$150 million 5.25% notes due June 20, 2008	175	180
US$150 million 7.875% notes due August 1, 2009 (2004 — US$250 million)	171	294
US$395 million 8.55% notes due August 1, 2010 (2004 — US$500 million)	460	601
US$200 million 7.75% notes due June 15, 2011	233	240
US$200 million, three-month LIBOR plus 3.5% floating-rate notes due June 15, 2011	233	240
US$350 million 6.00% notes due June 20, 2013	407	421
US$450 million 8.375% notes due April 1, 2015	523	—
US$100 million 7.40% debentures due April 1, 2018	101	104
US$250 million 7.50% debentures due April 1, 2028	241	248
US$250 million 8.50% debentures due August 1, 2029	274	283
US$450 million 8.85% debentures due August 1, 2030	523	541
Other	14	14

	3,738	4,536
Less: Due within one year	17	483

	3,721	4,053

On December 16, 2005, the Company repaid a total of US$579 million comprised of US$185 million of 6.95% notes due 2006, US$139 million of 7.625% notes due 2007, US$50 million of 6.95% notes due 2008, US$100 million of 7.875% notes due 2009 and US$105 million of 8.55% notes due 2010.
     On October 3, 2005, the Company renewed its Credit Agreement into two new Bank Credit facilities. The new $700 million secured facilities (2004 -$816 million) mature in December 2008, and bear interest at floating rates based on bankers’ acceptance, prime, U.S. base rate or LIBOR. The $550 million Facility A is secured by certain fixed assets and the $150 million Facility B is secured by certain working capital elements, as permitted under bond indentures. Available liquidities were $545 million as at December 31, 2005 (2004 — $737 million). Amounts drawn on Facility A do not require reimbursement before maturity. As at December 31, 2005, the Company had outstanding letters of credit pursuant to this revolving facility, for an amount of $85 million (2004 — $79 million). The unused portion of the facilities incurs a commitment fee of 0.60%. The bank credit facility requires the Company to meet specific financial ratios, which are met as at December 31, 2005.
     On August 1, 2005, the Company repaid the remaining US$64 million of the 8.30% notes due 2005.
     On March 28, 2005, the Company issued US$450 million of 8.375% notes due 2015. The net proceeds of the issue were used to repay, on March 29, 2005, US$337 million of 8.30% notes due August 1, and on April 5, 2005, US$100 million of 6.95% notes due December 15, 2006.
     On June 15, 2004, the Company issued through a private placement US$200 million of 7.75% notes due 2011 and US$200 million of three-month LIBOR plus 3.5% floating-rate notes due 2011. These notes have subsequently been exchanged for public notes, with essentially the same terms and conditions, pursuant to an exchange offer. The net proceeds of these issues were used to repay Alabama’s US$118 million floating-rate term loan, to repay bank indebtedness and for general corporate purposes.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	62
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
19. LONG-TERM DEBT (CONTINUED)
B) NON-RECOURSE
The Company’s portion of the long-term debt of some U.S. subsidiaries and other joint ventures is with recourse only to the assets of the respective entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured as at December 31, 2005, by $26 million of the entities’ assets and consist of the following debt:

	2005	2004
	$	$
Augusta
7.70% senior secured notes, maturing in 2007 (2004 — US$44 million)	—	51
Other	24	25

	24	76
Less: Due within one year	1	8

	23	68

Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.
C) SCHEDULED LONG-TERM DEBT REPAYMENTS

		Non-
	Recourse	recourse
	debt	debt
	$	$
2006	17	1
2007	71	1
2008	470	1
2009	175	1
2010	463	1
Thereafter	2,542	19

	3,738	24

D) FAIR VALUE OF LONG-TERM DEBT
The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management’s best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

	2005	2004
	$	$
Recourse	3,504	4,717
Non-recourse	24	76

	3,528	4,793

20. EMPLOYEE FUTURE BENEFITS
A) DEFINED CONTRIBUTION PLANS
The Company contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company’s contribution. The 2005 pension expense was $14 million (2004 — $14 million, 2003 — $13 million).

63	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
B) DEFINED BENEFIT PLANS
The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and final average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions as reviewed by independent actuaries.
C) OTHER BENEFIT PLANS
The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The other benefit expense and the obligation related to the other benefit plans are actuarially determined using management’s most probable assumptions as reviewed by independant actuaries.
D) DESCRIPTION OF FUND ASSETS
The assets of the pension plans are held by an independent custodian and are accounted for separately in the Company’s pension funds. The pension plan target percentage allocations and weighted average asset allocations as at December 31, by asset category, are as follows:

	Target
	allocation	2005	2004
	%	%	%
Debt securities	49	49	49
Equity and other securities	51	51	51

	100	100	100

E) FUNDING POLICY
The Company makes contributions that are required to provide for benefits earned in the year and fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities.
     The Company’s funding policy is in accordance with the regulatory authorities’ requirements and is determined by actuarial valuation conducted at least on a triennial basis for Canadian pension plans and annually for U.S. pension plans.
With regards to Canadian pension plans, the latest actuarial valuations were conducted as at December 31, 2004 for plans representing approximately 15% of the total plan assets fair value (2003 – 82%).
     These valuations indicated a funding deficit at that time. Total cash contributions for all the Company’s defined benefit pension plans are expected to be approximately $203 million in 2006, compared to $180 million paid in 2005 (2004 – $182 million, 2003 – $94 million).
F) INVESTMENT POLICY
The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Human Resources and Compensation Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance on the target mix. The Pension Investment Committee reviews investments regularly. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Fund does not directly invest in the securities of the Company or its subsidiaries.
G) EXPECTED RETURN ON ASSETS ASSUMPTION
The expected long-term rate of return on plan assets is based on several factors, including input from pension managers, consultants, and projected long-term returns on broad equity and bond indices. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the effects of active portfolio management and expenses paid from plan assets.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	64
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
20. EMPLOYEE FUTURE BENEFITS (CONTINUED)
H) INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS IN AGGREGATE
The following table presents the change in the accrued benefit obligation as calculated by independent actuaries, the change in the fair value of plan assets and the funded status of the plans:

	Pension benefit plans		Other benefit plans
	2005	2004	2005	2004
	$	$	$	$
Change in accrued benefit obligation
Accrued benefit obligation, beginning of year	3,771	3,407	219	171
Service cost	85	80	3	2
Interest cost	222	212	13	13
Plan amendments	10	83	20	12
Actuarial loss on accrued benefit obligation	354	193	23	28
Curtailment and special early retirement	(6)	(13)	(3)	3
Settlement	(9)	—	—	—
Business acquisition	—	42	—	11
Foreign exchange gain	(23)	(15)	(4)	(5)
Benefits paid	(237)	(218)	(15)	(16)

Accrued benefit obligation, end of year	4,167	3,771	256	219

Change in fair value of plan assets
Fair value of plan assets, beginning of year	2,992	2,711	—	—
Actual return on plan assets	350	265	—	—
Employer’s contributions	180	182	15	16
Plan participants’ contributions	30	26	—	—
Benefits paid	(237)	(218)	(15)	(16)
Settlement	(9)	—	—	—
Business acquisition	—	34	—	—
Foreign exchange loss and other	(13)	(8)	—	—

Fair value of plan assets, end of year	3,293	2,992	—	—

Funded status of the plans
Funded status of the plans (deficit)	(874)	(779)	(256)	(219)
Unrecognized prior service cost	100	113	26	8
Unrecognized actuarial loss	1,022	842	75	60
Other components	—	—	1	1

Net amount recognized in balance sheets	248	176	(154)	(150)

The following table presents defined benefit pension plans and other benefit plans for which the accrued benefit obligation is in excess of fair value of plan assets:

	Pension benefit plans		Other benefit plans
	2005	2004	2005	2004
	$	$	$	$
Accrued benefit obligation	3,991	3,568	256	219
Fair value of plan assets	3,108	2,780	—	—

	883	788	256	219

65	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
I) COMPONENTS OF PERIODIC COST FOR DEFINED BENEFIT PENSION AND OTHER BENEFIT PLANS
The following table presents the periodic cost for the defined benefit pension plans:

	2005	2004	2003
	$	$	$
Current service cost, net of participant contributions	55	54	47
Interest cost	222	212	207
Actual return on assets	(350)	(265)	(310)
Plan amendments	10	83	1
Actuarial loss on accrued benefit obligation	354	193	99
Settlement, curtailment and special early retirement	16	10	13

Benefit costs before adjustments to recognize the long-term nature of plans	307	287	57

Adjustments to recognize the long-term nature of plans:
Difference between expected return and actual return on plan assets	123	35	92
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	(323)	(188)	(97)
Difference between amortization of past service costs for year and actual plan amendments for year	3	(74)	4

Defined benefit pension cost recognized	110	60	56

The following table presents the periodic cost for the other benefit plans:

	2005	2004	2003
	$	$	$
Current service cost, net of participant contributions	3	2	3
Interest cost	13	13	12
Plan amendments	20	12	—
Actuarial loss (gain)on accrued benefit obligation	23	28	(7)
Curtailment and special early retirement	—	3	1

Benefit costs before adjustments to recognize the long-term nature of plans	59	58	9

Adjustments to recognize the long-term nature of plans:
Difference between actuarial loss (gain)recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	(20)	(25)	8
Difference between amortization of past service costs for year and actual plan amendments for year	(19)	(11)	—

Other benefit cost recognized	20	22	17

J)MEASUREMENT DATE AND ASSUMPTIONS
The Company uses December 31 as the measurement date for all the defined benefit pension plans and other benefit plans.
Weighted average assumptions used to determine net defined benefit plans and other benefit costs for the years ended as at December 31, were as follows:

	2005	2004	2003
	%	%	%
Discount rate	6.00	6.25	6.50
Expected long-term return on plan assets	7.25	7.50	7.75
Rate of compensation increase	3.10	3.55	3.70

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	66
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
20. EMPLOYEE FUTURE BENEFITS (CONTINUED)
Weighted average assumptions used to determine benefit obligations as of December 31, were as follows:

	2005	2004
	%	%
Discount rate	5.25	6.00
Rate of compensation increase	3.10	3.10

Assumed health care cost trend rate for other benefit plans as of December 31, is as follows:

	2005	2004
	%	%
Initial health care cost trend rate	9.43	10.31
Cost trend rate declines to	6.14	6.17
Year that the rate reaches the rate it is assumed to remain at	2014	2014

K) SENSITIVITY ANALYSIS
Assumed health care cost trend rate has an effect on the amounts reported for the other benefit plans. A one-percentage-point increase or decrease in assumed health care trend rate would have the following impact on:

	Increase	Decrease
	of 1%	of 1%
	$	$
Net periodic benefit cost	1	(1)
Accrued benefit obligation	18	(16)

L) EXPECTED BENEFIT PAYMENTS
Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the years ending December 31:

			Expected
			subsidy
	Pension benefits	Other benefits	receipts[1]
	$	$	$
2006	213	18	—
2007	319	19	—
2008	227	21	—
2009	235	22	1
2010	243	23	1
2011-2015	1,363	122	3

1	In 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was passed, which introduced amongst others, a federal subsidy to sponsors of retiree health care benefit plans offering a prescription drug program comparable to Medicare’s drug program. The FASB issued, in 2004, Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which requires employers who sponsor post retirement health care plans that provide drug benefits to provide some disclosures as to the expectation of the subsidy to be received. This only applies to our US other benefits plans.
The estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.
21. CAPITAL STOCK
A) AUTHORIZED
The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

67	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
B) ISSUED COMMON SHARES

	2005		2004		2003
	Million		Million		Million
	shares	$	shares	$	shares	$

Common shares, beginning of year	440	3,517	440	3,517	440	3,520
Share purchase financing agreements	—	1	—	—	—	(3)

Common shares, end of year	440	3,518	440	3,517	440	3,517

The outstanding employee stock purchase loans receivable from employees totalled $2 million as at December 31, 2005 (2004 – $3 million, 2003 – $3 million). Those loans were granted to certain designated executives in an amount equal to the purchase price of the common shares acquired. The loans mature at various dates from 2006 to 2009. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid.
     On a per share basis, dividends declared for the year ended December 31, 2005 totalled $0.10 (2004 – $0.10, 2003 – $0.175).
22. EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to common shares by the weighted average number of common shares outstanding during the year.
     Diluted earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to common shares by the weighted average number of common shares during the year, plus the potential dilutive effect of the exercise of stock options. The diluted earnings (loss) per share is calculated using the treasury method. Under this method, the proceeds from potential exercise of such stock options are assumed to be used to purchase common shares.
     For the years ended December 31, 2005, 2004 and 2003, the exercise of outstanding stock options would have had a non-dilutive effect on the earnings (loss) per share.
23. STOCK-BASED COMPENSATION PLANS
A) EMPLOYEE SHARE OWNERSHIP PLAN
On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year, provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares are purchased on the open market. Over the last three years, the Company has not incurred any significant expense under this plan.
B) PERFORMANCE SHARE UNITS PLAN
The Company had established a performance share units (“PSUs”) plan for designated senior executives, which placed an emphasis on pay for performance. Performance was measured on the basis of an annualized rate of return over a three year performance period. It was based on a total shareholder return (“TSR”), which reflects share price appreciation and dividends paid for the period. PSUs were earned on the basis of the Company’s TSR ranking measured against the TSR of comparable companies. Payments to executives were based on the number of PSUs earned multiplied by the market value of the Company’s common shares at the end of the three-year performance period. At the employee’s discretion, payment could be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. Effective January 1, 2004, the Company decided to discontinue the PSUs plan. All previously awarded PSUs continued to become earned based on original PSUs plan rules. As at December 31, 2005, there were no PSUs outstanding (2004 – 317,083 PSUs) and no amount was payable under this plan. In addition, over the last three years, no significant expense was incurred as a result of this plan.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	68
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
23. STOCK-BASED COMPENSATION PLANS (CONTINUED)
C) DEFERRED SHARE UNITS PLANS
The Company has established a deferred share units (“DSUs”) plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of DSUs. Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive’s option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2005, 565,804 DSUs were outstanding (2004 – 331,930 DSUs), and no significant amount was payable under this plan.
     Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2005, 180,956 DSUs were outstanding (2004 – 136,799 DSUs), and no significant amount was payable under this plan.
     In addition, over the last three years, no significant expense was incurred as a result of these plans.
D) RESTRICTED SHARE UNITS PLAN
Effective January 1, 2004, the Company implemented a new restricted share units (“RSUs”) plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptional basis, other selected high potential and/or high performing key employees. The vesting of RSUs will be entirely subject to the Company’s relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human Resources and Compensation Committee approves, on an annual basis, the RSUs grants, the financial benchmarks, the composition of the comparator group, the period during which the Company’s performance will be evaluated, as well as the vesting conditions. During the year ended December 31, 2005, the Company granted 747,895 RSUs (2004 – 693,320 RSUs). As at December 2005, 1,432,754 RSUs were outstanding (2004 – 685,511 RSUs). During the year, under this plan, the Company has not incurred any significant expense, and there was no significant amount payable.
E) STOCK OPTION PLANS
The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the granting date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted.
     Effective January 1, 2004, and retroactive to January 1, 2002, the Company records a stock options’ expense based on the fair value-based method.
     During the year ended December 31, 2005, under the stock option plans, as described above, an amount of $8 million (2004 – $6 million, 2003 – $4 million) was included in “Contributed Surplus” in the consolidated balance sheets in conjunction with the recognition of stock-based compensation expense. The related expense is included in “Selling, general and administrative expenses” in the consolidated statements of earnings.
The fair value of each option granted during the years ended December 31, 2005, 2004 and 2003, was estimated on the granting date using the Black & Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Assumptions
Dividend yield	1.6%	1.0%	3.6%
Volatility	25.4%	32.5%	36.5%
Risk-free interest rate	4.1%	4.1%	4.7%
Expected option lives (in years)	6.1	6.1	5.9

Weighted average fair value of each option ($/ option)	2.11	4.19	4.78

69	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
A summary of the status of the stock option plans as at December 31, 2005, 2004 and 2003, and changes during the years ended on those dates is presented below:

	2005		2004		2003
		Weighted		Weighted		Weighted
	Options	average	Options	average	Options	average
	(in millions	exercise	(in millions	exercise	(in millions	exercise
	of shares)	price	of shares)	price	of shares)	price
		$/option		$/option		$/option
Outstanding, beginning of year	13.9	13.61	13.0	13.95	10.9	14.75
Granted	1.4	6.12	1.3	10.45	2.3	10.94
Forfeited	(1.3)	15.06	(0.3)	13.91	(0.2)	21.45
Expired	(0.4)	17.29	(0.1)	15.54	—	—

Outstanding, end of year	13.6	12.61	13.9	13.61	13.0	13.95

Options exercisable, end of year	9.7	13.89	9.5	14.61	7.9	15.20

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
	Options	Average	Weighted	Options	Weighted
	outstanding	remaining	average	exercisable	average
	(in millions	life	exercise	(in millions	exercise
Range of exercise prices	of shares)	(in years)	price	of shares)	price
			$ /option		$ /option
$6.12 to $9.82	1.4	9	6.27	0.1	9.81
$9.93 to $10.66	1.3	8	10.45	0.3	10.44
$10.97 to $11.73	2.2	7	10.98	1.1	10.98
$11.77 to $12.23	1.8	5	11.82	1.8	11.82
$12.86 to $13.33	2.3	6	13.32	1.8	13.32
$13.42 to $14.27	1.3	4	13.45	1.3	13.45
$14.40 to $15.37	1.6	3	14.43	1.6	14.43
$16.42 to $21.53	1.7	1	19.03	1.7	19.03

	13.6	5	12.61	9.7	13.89

24. FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Regarding investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company’s investment in the respective foreign operations.

	2005	2004
	$	$
Foreign currency translation adjustment, beginning of year	(336)	(266)
Unrealized losses for the year on translation of net assets	(60)	(70)
Business divestiture (note 2)	120	—

Foreign currency translation adjustment, end of year	(276)	(336)

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	70
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
A) FOREIGN EXCHANGE RISK MANAGEMENT
The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.
The Company had the following US dollar zero cost tunnels contracts outstanding at December 31:

	Contract rates				Contract amount
	to convert US$ into Canadian dollar				(in millions of US dollars)
	2005		2004		2005	2004
	Average	Average	Average	Average
Maturity	floor	ceiling	floor	ceiling
2005	—	—	1.3337	1.3950	—	595
2006	1.2157	1.2754	1.2581	1.3193	407	186

The Company had the following US dollar forward contracts outstanding at December 31:

	Contract rate		Contract amount
	to convert US$ into Canadian dollar		(in millions of US dollars)
Maturity	2005	2004	2005	2004
2006	1.1866	—	195	—

The Company had the following Euro zero cost tunnels contracts outstanding at December 31:

	Contract rates				Contract amount
	to convert Euro into Canadian dollar				(in millions of Euros)
	2005		2004		2005	2004
	Average	Average	Average	Average
Maturity	floor	ceiling	floor	ceiling
2005	—	—	1.5944	1.6572	—	49

The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2005, the Company would have received a net amount of $32 million (2004 – $93 million) had it settled its then outstanding foreign exchange contracts.

71	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
B) INTEREST RATE RISK MANAGEMENT
The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable or payable from counterparts is included in “Accounts receivable” or “Accounts payable and accrued liabilities”.
     As at December 31, 2005, in order to hedge changes in fair value that are due to changes in market interest rates for a portion of the debt, the Company had US$800 million (2004 – US$1,050 million) of interest rate swap contracts designated as hedges of various fixed rate notes that are maturing in 2008 through 2011. The interest paid under these agreements is based on the six month LIBOR rate.
     The Company would have paid $41 million (2004 – $17 million) had it settled its interest rate swap contracts designated as hedges as at December 31, 2005.
     As at December 31, 2004, the Company had $6 million of deferred gain realized on the early termination of interest rates swap contracts. In 2005, the Company recorded the gain in “Financial expenses” in the consolidated statements of earnings due to the repayment of debt related to that deferred gain.
     Interest on bank facilities can fluctuate depending upon the Company’s credit ratings.
C) CREDIT RISK MANAGEMENT
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.
     The Company has a program committed until October 2008 to obtain aggregate proceeds of up to US$300 million from North American accounts receivable and an uncommitted program to obtain aggregate proceeds of up to US$125 million from international accounts receivable, pursuant to sale agreements. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.
     Under the programs, outstanding proceeds as at December 31, 2005 were $459 million out of total trade receivables sold of $599 million (2004 – $441 million out of total trade receivables sold of $612 million). The net cash received during the year, $29 million (2004 – $39 million paid), is presented as a change in non-cash operating working capital components.
     The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.
D) FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.
     The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 19 “Long-term debt” for a comparison of the carrying and the fair value of the Company’s long-term debt.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	72
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
26. COMMITMENTS AND CONTINGENCIES
A) CONTINGENCIES
In the normal course of business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.
     Although the Company considers the provision to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at December 31, 2005, or with respect to future claims, cannot be predicted with certainty. It is management’s opinion that their resolution will not have a material adverse effect on the Company’s consolidated financial position, earnings and cash flows.
B) ENVIRONMENT MATTERS
The Company is subject to environmental laws and regulations, enacted by Federal, Provincial, State and local authorities.
     In 2005, the Company’s operating expenditures for environmental matters, which comprise air emission, effluent treatment, landfill operation and closure, bark pile management and silviculture activities, amounted to $89 million (2004 – $80 million, 2003 – $87 million). The Company made capital expenditures for environmental matters of $17 million in 2005 (2004 – $35 million, 2003 – $13 million) for the improvement of effluent treatment, air emissions and remedy actions to address environmental compliance.
     While the Company believes that it has identified costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the identification of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.
     Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company’s consolidated financial position, earnings and cash flows.
     As at December 31, 2005, the Company had an aggregate provision of $23 million (2004 – $22 million) for environmental matters. The Company anticipates that most of the liability at December 31, 2005 will be paid out over the next five years. Provisions for environmental matters are not discounted and are included in “Accounts payable and accrued liabilities” on the consolidated balance sheets.
     As at December 31, 2005, the Company had an aggregate provision of $24 million (2004 – $11 million) for asset retirement obligations. The Company anticipates that most of the liability at December 31, 2005 will be paid out over the next five years. Provision for asset retirement obligations is discounted and is included in “Accounts payable and accrued liabilities” on the consolidated balance sheets.
     The Company has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the Company does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.
C) COMMITMENTS
In the normal course of its business activities, the Company has commitments under various equipment, office operating leases and purchase obligations for expected cash outflows of $311 million, of which $62 million is due in 2006.
D) INDEMNITIES
The Company has, over time, sold portions of its business. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.
     The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.
     Historically, the Company has not incurred any significant expense under such agreements.

73	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
27. RELATED PARTY TRANSACTIONS
Up to February 27, 2004, the Company owned a 25% interest in SFK GP. The following table summarizes the transactions between the Company and SFK GP until that date. These transactions were in the normal course of operations and have been carried out on the same terms the Company would have applied to unrelated parties and were accounted for at the exchange value.

	2004	2003
	$	$
Value of fibre supplied to SFK GP	14	92
Purchases of market pulp	3	25

28.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.
A) NET EARNINGS (LOSS) ADJUSTMENTS
The following table provides a reconciliation of the net earnings (loss) under Canadian GAAP to US GAAP:

	2005	2004	2003
	$	$	$
Net earnings (loss), as reported in the consolidated statements of earnings per Canadian GAAP	(350)	(36)	175

Current year adjustments
Currency options and forward contracts[1]	—	—	18
Stock option expense[8]	—	(2)	4
Income tax expense	—	—	(6)

Net earnings (loss), as adjusted per US GAAP	(350)	(38)	191

Composition of net earnings, as adjusted per US GAAP[10]
Earnings (loss) from continuing operations	(350)	(113)	194
Earnings (loss) from discontinued operations	—	75	(3)

Net earnings (loss), as adjusted per US GAAP	(350)	(38)	191

Per common share (basic and diluted), as adjusted per US GAAP[10]
Earnings (loss) from continuing operations	(0.80)	(0.26)	0.44
Earnings (loss) from discontinued operations	—	0.17	—

Net earnings (loss), as adjusted per US GAAP	(0.80)	(0.09)	0.44

All numerical references in this table relate to note 28 D).

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	74
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
28. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
B) CONDENSED CONSOLIDATED BALANCE SHEETS
The following table presents the condensed consolidated balance sheets under Canadian and US GAAP:

	2005		2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
ASSETS
Current assets[1,7]	1,207	1,218	1,402	1,302
Investments[3]	9	31	20	567
Property, plant and equipment	4,260	4,226	5,005	4,967
Intangible assets[5]	473	568	468	575
Employee future benefits[5]	248	—	176	—
Future income taxes[5]	414	428	389	403
Other assets[6]	137	132	125	119
Goodwill[4]	1,296	1,253	1,296	1,330
Non-current assets of discontinued operations[10]	—	—	906	—

	8,044	7,856	9,787	9,263

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities[2]	951	984	1,554	1,379
Long-term debt[2,6]	3,744	3,674	4,121	4,079
Employee future benefits[5]	154	667	150	628
Future income taxes[1,5]	716	528	853	721
Non-controlling interests	78	78	83	83
Non-current liabilities related to discontinued operations[10]	—	—	300	—
Shareholders’ equity[8]	2,401	1,925	2,726	2,373

	8,044	7,856	9,787	9,263

All numerical references in this table relate to note 28 D).
C) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table presents the condensed consolidated statements of cash flows under Canadian and US GAAP:

	2005		2004		2003
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	$	$	$	$	$	$
Cash flows from (used in) operating activities[9]	164	159	(3)	8	19	45
Cash flows from (used in) financing activities	(797)	(796)	161	168	145	150
Cash flows from (used in) investing activities	566	592	(86)	(49)	(275)	(274)
Cash generated by discontinued operations[10]	3	—	15	—	39	—

Increase (decrease) in cash and cash equivalents	(64)	(45)	87	127	(72)	(79)
Currency translation adjustment on cash	(4)	(4)	(5)	(4)	(21)	(9)
Cash and cash equivalents (bank indebtedness), beginning of year	135	111	53	(12)	146	76

Cash and cash equivalents (bank indebtedness), end of year	67	62	135	111	53	(12)

All numerical references in this table relate to note 28 D).

75	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
D) DIFFERENCES BETWEEN CANADIAN AND US GAAP
1 ) CURRENCY OPTIONS AND FORWARD CONTRACTS
The Company has outstanding options and/or forward contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. On January 1, 2001, under US GAAP, the Company adopted the FASB Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. In accordance with these statements, the Company has recorded in its balance sheets the fair value of the options and forward contracts used to hedge a portion of the Company’s revenues. Changes in the fair value of these options and forward contracts are recorded in “Other comprehensive income (loss)”, a separate component of shareholders’ equity until the underlying transaction is recorded in earnings. There are no similar fair value recognitions under Canadian GAAP. When the hedged item affects earnings, gains or losses are reclassified from “Accumulated other comprehensive income (loss)” to the consolidated statements of earnings on the same line as the underlying transaction (“Sales”). Any ineffective portion of hedging derivative’s change in fair value is recognized immediately into earnings. The fair value of derivative contracts that is recognized in the balance sheets is included in “Accounts receivable” or “Accounts payable and accrued liabilities”. Cash flows related to the derivative instruments are included in operating activities.
     Based on the current value, the estimated net amount of the existing gain for options and forward contracts on the reporting date that is expected to be reclassified to earnings within the next 12 months amounts to US$28 million.
     There was no transition amount upon the adoption of SFAS 133. Prior to January 1, 2001, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized to income immediately. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales”. The adjustments to earnings in 2003 relate to contracts that matured in this period, which existed on January 1, 2001 that had been previously marked to market under US GAAP but were accounted for as hedges under Canadian GAAP.
2 ) INTEREST RATE SWAP CONTRACTS
The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Under Canadian GAAP, an outstanding interest rate swap contract’s fair value is not recognized on the balance sheets. In US GAAP under SFAS 133, when an interest rate swap contract is designated as an effective fair value hedge of the debt, the swap is measured at fair value on the balance sheets and the offset is applied to the carrying value of the debt. Cash flows related to the derivative instruments are included in operating activities.
     In 2002, the Company terminated, prior to maturity, some of its interest rate swap contracts for net cash proceeds of $11 million. Under Canadian GAAP, the gain arising from these transactions was recorded as a deferred gain and amortized in reduction of interest expense on long-term debt, on the initial term of the debt being hedged by the contracts. Under US GAAP, the gain was deferred by adjusting the carrying value amount of the long-term debt and amortized using the effective interest method. The remaining amounts were recognized to earnings in 2005 upon the repayment of the related debt. No difference arose from the accounting of this gain under US GAAP and Canadian GAAP.
3 ) JOINT VENTURES
The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method. This difference does not affect net earnings.
4 ) DUPLICATE PROPERTY PROVISIONS
Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force Abstract 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination and these costs would have been recorded in earnings.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	76
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
28. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
5 ) EMPLOYEE FUTURE BENEFITS
The provisions of SFAS 87, Employers’ Accounting for Pensions requires the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeds plan assets’ fair value. With regards to these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded net of income taxes in “Other comprehensive income (loss)”. There are no such requirements under Canadian GAAP.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,926 million, $3,590 million and $3,041 million, respectively, as at December 31, 2005 (2004 — $3,448 million, $3,188 million and $2,680 million, respectively).
6 ) LONG-TERM DEBT DISCOUNTS
Under Canadian GAAP, long-term debt discounts are presented in “Other assets” as a deferred charge. US GAAP requires that long-term debt discounts be reported as a direct reduction of the long-term debt.
7 ) ACCOUNTS RECEIVABLE
As at December 31, 2005, accounts receivable included $104 million of non-trade receivables and $83 million of income tax receivables (2004 — $121 million and nil, respectively).
8 ) STOCK-BASED COMPENSATION PLANS
Effective January 1, 2004, for US GAAP purposes, the Company adopted the fair value method of accounting using the modified prospective method of SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. Accordingly, the compensation expense for 2004 reflects the fair value of all stock options granted since January 1, 2004 as well as the relevant portion of grants made prior to January 1, 2004 that were not vested at that date.
     Under Canadian GAAP, the Company adopted the recommendations of Section 3870 of the Handbook, Stock-based Compensation and Other Stock-Based Payments which also states that a fair value-based measurement must be used. However, the recommendations were applied retroactively with restatements for all stock options granted since January 1, 2002. Consequently, under US GAAP, there is no difference in the compensation expense for 2005 (2004 — the compensation expense was $2 million higher, 2003 — the compensation expense was $4 million lower).
9 ) DIVIDENDS FROM INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE
For the year ended December 31, 2005, the Company received dividends or cash distributions in the amount of $25 million from its joint ventures (2004 — $31 million, 2003 — $46 million).
10 ) DISCONTINUED OPERATIONS
On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Under Canadian GAAP, the Company’s share in the results, prior to the sale, is reported as discontinued operations. Under US GAAP, as the investment was accounted for using the equity method, there are no discontinued operations.
11 ) RESEARCH AND DEVELOPMENT TAX CREDITS
Tax credits relating to research and development are recognized in earnings as a reduction of the related expenses, which are part of cost of goods sold, when the Company has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.
     Under US GAAP, those tax credits have been recorded as a reduction of the income tax expense or an increase of the income tax recovery. The tax credits relating to research and development for the year ended December 31, 2005 amounted to $52 million (2004 — $13 million, 2003 — $26 million).
12 ) CONSOLIDATION OF VARIABLE INTEREST ENTITIES
Effective January 1, 2004, the Company adopted FIN-46(R) Consolidation of Variable Interest Entities issued by the FASB. This statement addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The implementation of this guideline has not had any impact on the Company’s consolidated financial statements.

77	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
E) COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
COMPREHENSIVE INCOME (LOSS)
Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income (loss). This statement would be as follows for the years ended December 31:

	2005	2004	2003
	$	$	$
Net earnings (loss) in accordance with US GAAP	(350)	(38)	191

Other comprehensive income (loss)
Foreign currency translation adjustment	60	(70)	(315)
Gain (loss) on currency options and forward contracts qualifying as a cash flow hedge, net of taxes of $18 million (2004— $3 million, 2003— $47 million)[1]	(42)	(6)	96
Additional minimum liability adjustment of defined benefit pension plans, net of taxes of $38 million (2004 — $76 million, 2003 — $37 million)[5]	(80)	(175)	81

	(62)	(251)	(138)

Comprehensive income (loss)	(412)	(289)	53

All numerical references in this table relate to note 28 D).
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2005	2004
	$	$
Foreign currency translation adjustment	(276)	(336)
Unrealized gain on currency options and forward contracts[1]	22	64
Additional minimum liability of defined benefit pension plans[5]	(454)	(374)

Accumulated other comprehensive loss	(708)	(646)

All numerical references in this table relate to note 28 D).
F) RECENT ACCOUNTING DEVELOPMENTS
INVENTORY COSTS
In November 2004, the FASB issued SFAS 151 Inventory Costs — an amendment of ARB No. 43, Chapter 4. This standard requires the allocation of fixed production overheads over normal capacity and the expensing of abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Company will apply this standard on January 1, 2006. The application of this standard is not expected to have any impact on the Company’s consolidated financial statements.
STOCK-BASED COMPENSATION
During the year, the FASB has issued SFAS 123 (Revised). This standard amends SFAS 123 Accounting for Stock-Based Compensation and supersedes SFAS 148 Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. The principal amendments relate to the requirement to use a fair value method to record stock-based compensation, to the measurement methodology to evaluate equity instruments such as options and to the financial statement disclosure requirements. The Company must apply this standard at the latest on January 1, 2006. The application of this standard is not expected to have significant impacts on the Company’s consolidated financial statements.